GLOBAVEND HOLDINGS LIMITED

Office 1401, Level 14, 197 St. Georges Tce,

Perth, WA 6000, Australia

December 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

RE:	Globavend Holdings Limited
Registration Statement on Form F-3 filed on October 1, 2025
File No. 333-290675

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be declared effective at 5:00 p.m., Eastern Time, on December 4, 2025, or as soon thereafter as is practicable.

Sincerely,

Globavend Holdings Limited

By:	/s/ Wai Yiu Yau
Wai Yiu Yau
Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Aaron M. Schleicher, Sullivan & Worcester LLP